Exhibit 99.1

CEMENTOS PACASMAYO S.A.A. ANNOUNCES ANNUAL DIVIDEND

Lima, Peru, November 16, 2020 – Cementos Pacasmayo S.A.A. (NYSE: CPAC; BVL: CPACASC1) (“the Company” or “Cementos Pacasmayo”) announced today that the Company’s Board of Directors in its session held on November 16, 2020 approved a cash dividend of S/ 0.23 per common and investment share, which represents a total of S/106,753,888.89 related to retained earnings as of December 31, 2015, in accordance with what was authorized at the Annual Shareholder’s Meeting held on July 9, 2020. Of the dividend to be distributed, S/5,220,109.36 correspond to the accumulated result to December 31, 2014 and S/ 101,533,779.53 corresponds to the result of the year 2015. Dividends corresponding to treasury shares amount to S/ 405,335.37 and to S/7,883,978.94, for accumulated result of December 31, 2014 and 2015, respectively.

Considering that each ADS represents five common shares, the cash dividend equivalent per ADS is S/ 1.15. For the payment of the ADSs, the Company will pay CAVALI the amount of the corresponding dividend to the ADS program in national currency. CAVALI will afterwards deposit said amount in favor of: JP MORGAN CHASE BANK N.A. FBO HOLDERS OF ADRS on the same date established for the delivery of the dividend in the domestic market. JP MORGAN CHASE BANK N.A is the entity responsible for making the payment to each of the holders of ADSs under the conditions of currency, distribution factor, stipulations and other regulations that correspond.

Cash Dividend Payment Details:

Concept: Retained Earnings

Year: 2015

Amount to distribute: S/ 106,753,888.89

Dividends per share details

Type of Share: CPACASC1 - COMMON SHARES

Number of shares: 423,868,449

Amount of dividend per share: S/.0.23

Type of Share: CPACASI1 - INVESTMENT SHARES

Number of shares: 40,278,894

Amount of dividend per share: S/.0.23

Earnings Distribution Concept: 2015-Retained Earnings,

Value Type: CPACASC1 COMMON SHARES

Register Date: 12/07/2020

Value Type: CPACASC1 COMMON SHARES

Distribution Date: 12/18/2020

Value Type: CPACASI1 INVESTMENT SHARES

Register Date: 12/07/2020

Value Type: CPACASI1 INVESTMENT SHARES

Distribution Date: 12/18/2020

Observations: The cut-off dates (12.03.2020) registration (12.07.2019), are the same for the common shares and investment shares listed on the Lima Stock Exchange and ADR listed on the New York Stock Exchange.